Exhibit (a)(5)

April 19, 2021

Voya Global Advantage and Premium Opportunity Fund, Voya Global Equity Dividend and Premium

Opportunity Fund and Voya Infrastructure, Industrials and Materials Fund

Each Announce Commencement of Tender Offer for Common Shares

SCOTTSDALE, Ariz., April 19, 2021— Each of Voya Global Advantage and Premium Opportunity Fund (NYSE: IGA) (“IGA”), Voya Global Equity Dividend and Premium Opportunity Fund (NYSE: IGD) (“IGD”), and Voya Infrastructure, Industrials and Materials Fund (NYSE: IDE) (“IDE”) (each a “Fund” and, collectively, the “Funds”) has commenced a voluntary cash tender offer (each, a “Tender Offer” and, together, the “Tender Offers”). As previously announced, IGD and IDE will each purchase for cash up to 15% of its outstanding common shares and IGA will purchase for cash up to 10% of its outstanding common shares. The Tender Offers will expire on May 24, 2021 at 5:00 p.m. New York City time, unless extended. Each Tender Offer is at a price equal to 98% of the respective Fund’s net asset value (“NAV”) per share as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on May 25, 2021. In the event any Tender Offer is oversubscribed, shares will be repurchased on a pro rata basis. Accordingly, there is no assurance that a Fund will purchase all of a shareholder’s tendered common shares. The terms and conditions of each Fund’s Tender Offer are set forth in its tender offer statement on Schedule TO, including the offer to purchase and related letter of transmittal, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any common shares of the Funds. The offers to purchase Fund common shares are being made pursuant to tender offer statements on Schedule TO and related exhibits, including offers to purchase, related letters of transmittal and other related documents (the “Tender Offer Documents”). COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS, WHICH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents when they are filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Funds.

About Voya® Investment Management

A leading, active asset management firm, Voya Investment Management manages, as of December 31, 2020, more than $245 billion for affiliated and external institutions, financial intermediaries and individual investors. With over 40 years of history in asset management, Voya Investment Management has the experience and resources to provide clients with investment solutions with an emphasis on equities, fixed income, and multi-asset strategies and solutions. Voya Investment Management was named in 2015, 2016, 2017, 2018, 2019 and 2020 as a “Best Places to Work” by Pensions and Investments magazine. For more information, visit voyainvestments.com. Follow Voya Investment Management on Twitter @VoyaInvestments.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180; voyainvestments.com

Media Contact – Kris Kagel: 1-212-309-6568